UNITED STATES 12 MONTH OIL FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502
(510) 522-9600

October 20, 2009

Via EDGAR

Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:
United States 12 Month Oil Fund, LP
Form 10-K for the year ended 12/31/2008
Filed on 3/31/2009
Form 10-Q for the period ended 3/31/2009
Filed on 5/15/2009
Form 10-K/A for the year ended 12/31/2008
Filed on 8/19/2009
File No. 001-33859

Dear Ms. Crittendon:

We are providing the responses to your comments of September 29, 2009, to the United States 12 Month Oil Fund, LP (“US12OF”), on US12OF’s Form 10-K for the year ended December 31, 2008, Form 10-Q for the period ended March 31, 2009, and Form 10-K/A for the year ended December 31, 2008.  Each of your comments is set forth below, followed by our response.

FORM 10-K FOR THE YEAR ENDED 12/31/2008

Item 1. Business, page 1

1.
We note your disclosure in the risk factor on page 54 relating to intellectual property rights that you have a patent pending and that you are registering trademarks.  In future filings please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

Response:  At this time the patent noted on page 54 is pending and, therefore, has not been issued.  Item 101(c)(iv) of Regulation S-K requires disclosure relating to patents held by the issuer.  The patent referred to in this section is not material to the operations of US12OF and, therefore, we submit that adding disclosure to future filings with the Commission would not be meaningful to investors.

Yolanda Crittendon
October 20, 2009

With respect to trademarks that are being registered, the following disclosure will be included in US12OF’s next annual report on Form 10-K:

“The General Partner owns trademark registrations for UNITED STATES 12 MONTH OIL FUND (U.S. Reg. No. 3600671) for “investment services in the field of oil futures contracts and other oil related investments,” in use since December 6, 2007, and UNITED STATES 12 MONTH OIL FUND, LP (and Oil Rig Design)(U.S. Reg. No. 3638982) for “investment services in the field of oil futures contracts and other oil related investments,” in use since December 6, 2007.  US12OF relies upon these trademarks through which it markets its services and strives to build and maintain brand recognition in the market and among current and potential investors.  So long as US12OF continues to use these trademarks to identify its services, without challenge from any third party, and properly maintains and renews the trademarks registration under applicable laws, rules and regulations, it will continue to have indefinite protection for these trademarks under current laws, rules and regulations.”

How Does US12OF Operate?, page 2

2.
We note the disclosure on page 6, which states that your portfolio composition is disclosed daily on your website.  In future filings, please disclose your portfolio composition as of the last day of the fiscal year.

Response: As noted in US12OF’s prospectus, dated August 13, 2009, US12OF seeks to achieve its investment objective by investing in a mix of Oil Futures Contracts and Other Oil Interests such that changes in US12OF’s net asset value will closely track the changes in the average of the prices of 12 Benchmark Futures Contracts, consisting of the near month contract to expire and the contracts for the following eleven months, for a total of 12 consecutive months’ contracts. The number of Oil Futures Contracts or Other Oil Interests held by US12OF on any given day will depend on creation and redemption activity by its Authorized Purchasers. A large number of creations or redemptions will either greatly increase or decrease the amount of assets held by US12OF and, therefore, greatly increase or decrease the number of Oil Futures Contracts or Other Oil Interests held by US12OF at such time. Historically, as the spot price of oil has decreased, the assets held by USOF have increased, while the assets held by US12OF have historically decreased as the spot price of oil has increased. As a result of the fluctuations inherent in the commodities markets, the size of US12OF has fluctuated greatly since its inception. In addition, as US12OF has increased in size, it has invested in Other Oil Interests in order to achieve its investment objective. The General Partner believes, therefore, that disclosing the holdings of US12OF on a particular day is a snapshot that is not meaningful to investors and may instead be misleading if, following such disclosure, the size of US12OF were to change markedly or the nature of the investments held by US12OF were to materially change. For this reason, and as required by the 19b-4 filed on behalf of US12OF with the Division of Trading and Markets, US12OF is required to disclose on its website, on a daily basis, the Futures Contracts and Other Interests it holds. The General Partner further notes that the SEC has recently promulgated rules encouraging issuers to include more information about their operations and performance on their website.

Yolanda Crittendon
October 20, 2009

Compensation to the General Partner and Other Compensation  … page 23

3.	Please describe to us the expenses included in the line item “ Other Amounts Paid.” Provide similar clarification, as applicable, in your future filings.

Response:  US12NG will include footnote disclosure indicating what comprises “Other Amounts Paid” in future filings with the Commission..

4.
Please explain to us the line item for “Expenses Waived.”  Tell us why the expenses were waived and whether you expect similar amounts to be waived in future periods.  Confirm that you will provided similar clarification in your future filings, if applicable.

Response:  Each of the public funds managed by United States Commodity Funds LLC (the “General Partner”) is required, under its limited partnership agreement, to pay expenses relating to brokerage fees; its allocable portion of licensing fees and fees paid to the General Partner’s independent directors; registration fees, legal, accounting and printing expenses for follow-on public offerings; and fees relating to tax accounting and reporting requirements as a limited partnership.  The General Partner, on the other hand, is responsible for paying fees to the Marketing Agent; all offering expenses related to the initial public offering of units; and certain initial implementation fees and base services fees relating to the tax accounting and reporting requirements of the funds.

Separate from this, the General Partner has paid certain of the expenses incurred by the United States Gasoline Fund, LP (“UGA”), the United States Heating Oil Fund, LP (“USHO”) and the United States 12 Month Oil Fund (“US12OF”) during periods when the funds’ net asset values were relatively low when compared to the net asset values of the General Partner’s other larger funds, the United States Oil Fund (“USOF”) and the United States Natural Gas Fund (“USNG”).  The General Partner is under no contractual or other obligation to pay the expenses of these funds, but it has done so in order to ensure that the expense ratios for the smaller funds are not disproportionately higher than for the other larger funds during these periods.  The expense waiver included in the financial statements represents the expenses that the General Partner has paid on behalf of certain of the funds, including US12OF.  The General Partner believes that the repayment of these expenses is beneficial to investors. However, the General Partner has no obligation to continue such payments in future quarters.

The General Partner evaluates whether to continue the expense waiver for each fund on a periodic basis. We note that it has discontinued such payments since March 31, 2009 for US12OF.

Yolanda Crittendon
October 20, 2009

Composite Performance Data for US12OF, page 23

5.	Please tell us how you calculated the rates of return and confirm that you will provide a similar explanation in future filings to clarify the rate of return disclosure.

Response:  The rates of return included in the “Composite Performance Data” for each of the public funds managed by the General Partner are calculated in accordance with Rule 4.25 under Part 4 of the CFTC Regulations promulgated under the Commodity Exchange Act of 1936 that apply to commodity pools.  Specifically, the monthly rate of return is calculated by taking the net performance during a given month and dividing it by the beginning net asset value as of the first of the month.  US12OF will include footnote disclosure to the “Composite Performance Data” tables to this effect in future filings with the Commission.

Prior Performance of the Related Public Funds, page 24

6.	Please tell us why you have included this disclosure. It is not clear why information about the General Partner’s other funds is relevant to disclosure in your annual report.

Response:  Rule 4.25 under Part 4 of the CFTC Regulations promulgated under the Commodity Exchange Act of 1936 require that commodity pools include certain performance disclosures in their disclosure documents.  In addition, the same rule requires performance information of all other pools managed by the same commodity pool operator be included in the disclosure document of the offered pool.  United States Commodities Funds LLC, the general partner of US12OF, serves as a commodity pool operator of US12OF as well as USOF, USNG, UGA and USHO, all of which are public commodity pools.  While the CFTC rules specifically refer to disclosure in the offered pool’s disclosure document, or in the case of public commodity pools, the prospectus, the General Partner believes it is important for this information to be included in each of the fund’s annual reports on Form 10-K for the following reasons.  First, USOF, USNG and US12OF all have public floats well in excess of $75 million and have registered their offerings on Form S-3 which allows for the incorporation by reference of periodic reports filed by the issuer.  The annual report on Form 10-K also serves as a post-effective amendment to the S-3 for these issuers.  As a result, if performance disclosure of the offered pool and the other pools managed by the General Partner were not included in the Form 10-Ks, the performance information in the base prospectus would not otherwise be updated to contain more current information.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 59

7.	We note the disclosure stating the number of baskets redeemed during the fiscal year. Please tell us the number of baskets created during the year and include similar disclosure in future filings.

Response:  We will include this disclosure in future filings with the Commission.  During the year ended December 31, 2008, US12OF issued one Creation Basket.

Yolanda Crittendon
October 20, 2009

Item 7. Management’s Discussion and Analysis … page 60

Tracking US12OF’s Benchmark, page 64

8.
We note your disclosure on page 66 that US12OF’s actual total return exceeded the benchmark in both 2007 and 2008 and that the reason for this can be attributed to the impact of interest earned on cash and cash equivalent holdings.  Please tell us whether expenses that were waived or covered by the General Partner are taken into account when determining the total return percentage.  If so, please clarify this in future filings.  If not, please include disclosure regarding these contributions and their impact on your total return in future filings and quantify their impact, if material.

Response:  US12OF confirms that the statement that total return exceeded the benchmark reflects interest earned on US12OF’s interests in cash and Treasuries.  In addition, US12OF confirms that the expense waiver was also included in such calculation.  As previously noted, the General Partner has not reimbursed expenses of US12OF since the quarter ended March 31, 2009.  However, to the extent applicable, US12OF will include disclosure in future filings with the Commission clarifying these points.

United States 12 Month Oil Fund, LP

Financial Statements and Notes

Note 3 – Fees Paid By The Fund and Related Party Transactions, pages 90 - 91

9.
Refer also to Note 3 on pages 105 – 106 of the financial statements of the general partner, United States Commodity Funds, LLC.  We note that you and the general partner have recognized approximately $97,019 and $311,038 as expense waiver expense.  Clarify whether this expense represents the expenses that the general partner has agreed to pay that are in excess of 15 points of your net asset value.  If so, please explain the discrepancy between the amounts recognized by the company and the general partner within the financial statements and the amount presented within your note disclosure.  To the extent the waiver expense does not represent such expenses, please explain the nature of the balance.

Response:  The amount included in the financial statements of the General Partner as a liability in the amount of $311,038 agrees to the expense waiver amounts (or, receivable from the General Partner) recorded by USHO, UGA and US12OF included in their respective Form 10-Ks as filed for the year ended December 31, 2008. The $97,019 amount is the amount of the expense waiver contributed to US12OF. The $360,000 amount included in Note 3 to the financial statements was an estimate made by management which was in excess of the actual amount incurred by the Funds.  Such estimate was previously made in connection with the accrual of amounts to be paid in connection with the expense waiver.

Yolanda Crittendon
October 20, 2009

Note 4 – Contracts and Agreements, page 91

10.	Please tell us and consider expanding future disclosures to quantify the respective fees borne by the general partner on your behalf.

Response:  As disclosed in its prospectus, pursuant to the Amended and Restated Limited Partnership Agreement, as amended from time to time, of US12OF, US12OF is required to pay expenses relating to brokerage fees; its allocable portion of licensing fees and fees paid to the General Partner’s independent directors; registration fees, legal, accounting and printing expenses for follow-on public offerings; and fees relating to tax accounting and reporting requirements as a limited partnership.  The General Partner, on the other hand, is responsible for paying fees to the Marketing Agent; all offering expenses related to the initial public offering of units; and certain initial implementation fees and base services fees relating to the tax accounting and reporting requirements of the funds.  This arrangement is discussed in Note 3 to US12OF’s financial statements included in its annual report on Form 10-K.

The management fees, brokerage commissions and other fees paid by US12OF during 2008 are separately quantified in US12OF’s annual report on Form 10-K under the heading “Expenses Paid by US12OF through December 31, 2008 in dollar terms.”  Aside from the expenses relating to the initial offering of units, the only payments made for the year ended December 31, 2008 on behalf of US12OF related to the fees paid to the Marketing Agent, to the Custodian and the fees paid in connection with certain initial implementation service fees and base service fees.  The formulas that determine the payments to the Marketing Agent and the Custodian and the estimated payments in connection with certain initial implementation service fees and base service fees are currently disclosed in Notes 3 and 4 to US12OF’s financial statements contained in its annual report on Form 10-K.  Since these are obligations of the General Partner, and not of US12OF, US12OF does not believe these items need to be further quantified in US12OF’s financial statements.  US12OF further notes that the General Partner’s financial statements are filed with the SEC every six months on Form 8-K and that the General Partner’s financial statements quantify the fees it pays on behalf of US12OF and the other public funds it manages.

Yolanda Crittendon
October 20, 2009

United States Commodity Funds, LLC

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page 102

11.
Please clarify whether the general partner consolidates the operations of the Funds.  To the extent such Funds are not being consolidated, tell us, and include in future filings, the basis for not consolidating these Funds based upon the guidance within SOP 78-9 and EITF 04-5.

Response:  The General Partner consolidates the limited partnerships it forms (the “Public Funds”) when they are formed and when the General Partner and initial limited partner (a related entity under common control “Affiliate”) contributes $1,000 in connection with their formation. The General Partner consolidates the Public Funds upon formation since, at such time it has control over the Public Funds and it, along with the initial limited partner, owns the entire economic interest or capital in the Public Funds. When the Public Funds commence operations and issue creation basket(s) to the initial Authorized Purchaser, the General Partner and the initial limited partner withdraw 100% of their interest in the Public Funds. Once they have withdrawn their interest, the only capital in the Public Funds is that of the Authorized Purchaser in connection with the purchase of creation basket(s).

SOP 79-8 provides guidance on accounting for investments in real estate ventures and does not apply to regulated investment companies and other entities that are required to account for investments at quoted market value or fair value.  The Public Funds are investment partnerships, similar to investment companies which are required to carry their investments at fair value. If the General Partner retained an ownership interest in the Public Funds, it would be required to carry such interest at fair value on its balance sheet.

SOP 79-8 refers to EITF Issue No. 04-5 (“EITF”) for further guidance. The EITF applies to determining whether a General Partner controls a limited partnership when the limited partners have certain rights. The EITF states that consolidation is not appropriate in circumstances where a general partner, in accordance with generally accepted accounting principles, carries an investment in the limited partnership at fair value. In addition, the EITF refers to kick-out rights by unit holders and states in paragraph 9 “that if unitholders possess substantive kick-out rights, presumption of control by the general partner would be overcome and the general partner would account for its investment in the limited partnership using the equity method of accounting.” In the limited partnership agreements for the Public Funds, a majority of unitholders (66 2/3) can vote to replace the General Partner which would negate the presumption of control noted above.

The scope of SOP 79-8 and EITF Issue No. 04-5 was not intended to be applied to investment companies or investment partnerships such as the Public Funds. The Public Funds are commodity funds and not operating companies, nor are they real estate limited partnerships and, therefore, would not fall under the scope of these pronouncements.

USCF, as general partner of the Public Funds, has an element of control over the Public Funds since it runs their day-to-day activities and investment decisions. Just as a sponsor of an investment company is deemed to have control of such investment company, it is required to carry its investment in the investment company using the equity method of accounting.  If USCF had an investment in the Public Funds, it would also carry such investment using the equity method of accounting.  However, as noted above, once a Public Fund commences operations, USCF redeems its interest in such Public Fund and no longer has an ownership interest in the Public Fund.

Yolanda Crittendon
October 20, 2009

The General Partner relies on the guidance of SOP 07-1 which describes when fair value accounting or the equity method of accounting should be used by an investor, sponsor or General Partner to account for its investment in an investment company or entity (limited partnership) which qualifies as an investment company under the scope of this guide. This SOP defines the Public Funds as investment companies for the use of fair value accounting.  Paragraph 30 of SOP 07-1 states, “An investment company that is within the scope of the Guide may be (a) a subsidiary of another company (b) an investment of an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to collectively as parent company or equity method investor).”  If so, the investment accounting should be retained in the financial statements of the parent company or equity method investor.

If USCF was required to consolidate the assets, liabilities, income and expenses of the Public Funds in its financial statements by virtue of having “control” of the Public Funds as stated in SOP 79-8 and EITF Issue No. 04-5, the financial statements of USCF would reflect an increase in assets and liabilities of billions of dollars, all of which would be treated as a non-controlling interest recorded in the equity section (prior to January 1, 2009, minority interest above the equity section) of the balance sheet.  Since the General Partner has no equity interest in any of the Public Funds after the initial creation basket is issued (commencement of operations), this treatment would not accurately characterize the nature of the General Partner’s interest, or lack of , in the Public Funds.

Item 11. Executive Compensation

Director Compensation, page 113

12.
Please tell us why Mr. Fobes receives a greater amount of compensation in comparison with Mr. Robinson and Mr. Ellis.  Provide a similar narrative discussion of the directors’ compensation arrangements in your future filings.  Refer to Item 402(k)(3) of Regulation S-K.

Response:  Messrs. Gordon, Ellis and Fobes are the independent directors and the members of the audit committee of the General Partner and are compensated for acting in such capacity.  Mr. Fobes, as the chairman of the audit committee, has additional responsibilities and, therefore, receives additional compensation.

Yolanda Crittendon
October 20, 2009

US12OF will include the following disclosure in future filings with the Commission as a footnote to the Directors’ Compensation table:

“Mr. Fobes serves as chairman of the audit committee of the General Partner and receives additional compensation in recognition of the additional responsibilities he has undertaken in this role.”

Exhibits

13.
We note that you have incorporated by reference the forms of various agreements rather than executed agreements.  Please tell us why you have not filed executed copies of these agreements.  Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Response:  US12OF will file the executed versions of its agreements, including the Marketing Agent Agreement, the Custodian Agreement and the Administrative Agency Agreement in future filings with the Commission.  With respect to its Authorized Purchaser Agreement, US12OF has entered into authorized purchaser agreements with multiple counterparties, each of which individually does not differ materially from the “Form of” agreement filed on November 16, 2007, in connection with its initial offering of units.  In addition, no individual authorized purchaser agreement is considered to be material to the operations of US12OF.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30,2009 ENDED 12/31/2008

Exhibits 31.1 and 31.2

14.
We note that the language in your certifications does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a).  Specifically, we note the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting were omitted.  Please file an amendment to your quarterly reports for the periods ended March 31, 2009 and June 30, 2009 that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).  If your amendment excludes financial statements, please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and Paragraphs 1, 2, 4, and 5 of the certification.

Response:  US12OF will file amended quarterly reports on Form 10-Q that include the correct certifications from US12OF’s principal executive and principal financial officers.

Yolanda Crittendon
October 20, 2009

FORM 10-K/A FILED ON AUGUST 19, 2009

15.
We note you have only filed the amended financial statements of your General Partner.  Please note that the amendment must contain the complete text of the item being amended.  Please revise to file the complete text of Item 8, which includes the financial statements of the company and your General Partner.

Response:  As indicated in the explanatory note to the amended annual report on Form 10-K, the 10-K/A was filed to include the financial statements of the General Partner which were restated to accurately reflect the accounting for income taxes of the General Partner after its management concluded that there were errors associated with the accounting for income taxes.  The restatement had no effect on the financial statements of US12OF which were included in the annual report on Form 10-K filed on March 31, 2009.  Only the General Partner financial statements were filed with the amended annual report on Form 10-K/A in order to minimize potential investor confusion.  This was clearly explained in the “Explanatory Note” in the Form 10-K/A.  As a result, US12OF believes that filing an amended 10-K/A to include financial statements of both US12OF and the General Partner that would be identical to the two sets of  financial statements already filed with the Commission would only serve to confuse investors and the market.

Exhibits 31.1 and 31.2

16.
We note that the language in your certifications does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a).  Specifically, we note the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting were omitted.  Please file an amendment that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

Response:  US12OF will file an amended annual report on Form 10-K that includes the correct certifications from US12OF’s principal executive and principal financial officers.

*                      *                       *

In connection with the submission of our responses, the United States Commodity Funds LLC in its capacity as the general partner of United States 12 Month Oil Fund, LP hereby acknowledges that:

•	US12OF is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	US12OF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yolanda Crittendon
October 20, 2009

We hope that you will find these responses satisfactory.  If you have questions or further comments, please call the undersigned at 510.522.9600.

UNITED STATES 12 MONTH OIL FUND, LP

By: United States Commodity Funds LLC, its general partner

By:	/s/ Howard Mah
Name: Howard Mah
Title: Chief Financial Officer

cc:	James M. Cain, Esq. W. Thomas Conner, Esq.